April 4, 2019

Travis D. Stice
Chief Executive Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

       Re: Diamondback Energy, Inc.
           Registration Statement on Form S-4
           Filed March 22, 2019
           File No. 333-230446

Dear Mr. Stice:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement on Form S-4 until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2018 have been resolved.
2. We note that you incorporate by reference your Annual Report filed on Form 10-K for the fiscal year ended December 31, 2018. However, the Form 10-K incorporates information from the company s proxy statement which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the Form 10-
       K to include the Part III information or file the proxy statement. Please refer to
 Travis D. Stice
Diamondback Energy, Inc.
April 4, 2019
Page 2
         Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



FirstName LastNameTravis D. Stice                           Sincerely,
Comapany NameDiamondback Energy, Inc.
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April 4, 2019 Page 2                                        Office of Natural
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